Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 001-13873

STEELCASE EMPLOYEE FAQ

SPARK INTRANET POST – Steelcase + HNI Blog Update

Subject: Updated FAQs: HNI + Steelcase

Post Date: Tuesday, August 26, 2025

We know compensation and benefits are a top question for many of our employees. We’ve updated the FAQs to reflect the latest available information. While we don’t have all the answers, we are committed to sharing more as soon as additional information becomes available.

Our benefits vary by country because they are designed to comply with local markets. Several of these FAQs are specific to U.S. benefits and related programs, but we will continue to work to provide more information for other regions and programs as it becomes available. If you have additional questions, please submit them through the Integration Feedback Form. As with most acquisitions, these updates can take time due to the nature of the transition and the need to ensure accuracy across multiple systems and policies.

We understand that it can be challenging to wait for clarity, and we appreciate your patience. We’ll continue to notify you whenever the FAQs are updated. Please note that we are translating this into more languages and will update you when they’re ready.

Updated FAQs Posted on HNI + Steelcase Spark Intranet page

1.	How does the announcement of the HNI transaction affect me?

Until close, there will be no changes to your day-to-day responsibilities, and it will be business as usual. Steelcase and HNI will continue to operate as separate companies until the transaction closes, which is expected by the end of calendar year 2025, subject to customary closing conditions.

We recognize that change can bring uncertainty, and it’s natural to have questions about what this means for you. While we don’t yet have answers to all questions, we’ve attempted to address the most common questions with the information available today, which may change as part of the integration process. We are committed to keeping you informed and will continue to share updates as the process moves forward. This process will take time, and we appreciate the understanding and patience of all our employees.

In the meantime, we ask that you continue to bring the same level of professionalism, dedication, and service that you’ve consistently demonstrated. Your contributions remain essential to our continued success, and we deeply appreciate your ongoing commitment to Steelcase.

2.	Will my current benefits and compensation change before closing?

The transaction is expected to be completed by the end of the calendar year 2025, subject to customary closing conditions. Until then, we will remain independent companies, and we will continue to operate as usual. That means there will be no changes to compensation or benefits like healthcare and retirement before closing, other than changes in the ordinary course of business (that would have happened independent of the proposed transaction). We expect to continue our normal schedule for benefits annual enrollment and more details will be shared in December.

3.	Will my benefits and compensation change after closing?

For the first year, HNI is committed to maintain current base salaries, short-term and long-term incentive compensation opportunities in the aggregate and existing Steelcase severance benefits, and will provide substantially comparable employee benefits, including the same or better 401(k) match and minimum profit-sharing contributions after closing. This is subject to country-specific laws as applicable.

4.	Will I receive an annual bonus payment at the closing of the HNI transaction?

Steelcase will continue to operate under a business-as-usual approach. It’s essential that we remain committed to executing our strategic initiatives and achieving our FY26 Plan. Following the closing of the transaction we will pay a bonus at or above target to eligible employees. The bonus will be prorated for the period from March 1, 2025 through the closing of the transaction and will be paid within 30 days after closing. Watch for more information regarding the bonus multiple in the coming weeks. For bonus-eligible employees in our affiliate businesses, the bonus plans will remain the same through closing, and we will share more information on timing of payouts at closing.

While the structure of annual bonuses following the closing has not yet been finalized, HNI is expected to maintain similar short-term and long-term incentive compensation opportunities following the closing. We intend to work closely with HNI to determine the structure of future bonuses, including any portion of the current fiscal year following the closing, and will share additional information as it becomes available.

5.	What happens to my Sales Incentive Plan(s) bonus?

The transaction is expected to be completed by the end of calendar year 2025, subject to certain customary closing conditions that are unrelated to your daily responsibilities. Until then, we will remain independent companies, and we will continue to operate as usual. That means that there will be no changes to SIP programs before closing, outside of changes in the ordinary course of business.

6.	For U.S. Employees Only: What happens with my 401(k)?

There is no change to your 401(k) at this time. HNI does have the option to move Steelcase employees on to the HNI 401(k) plan after closing and is considering alternatives, but HNI intends to provide substantially the same 401(k) plan benefits regardless of approach.

Steelcase will continue to provide employer matching contributions to 401(k) accounts through the date of closing and HNI will provide a similar matching program following the closing. Watch for more information regarding the profit-sharing contribution in the coming weeks. If any portion of your 401(k) is unvested at the time of plan termination, you will become fully vested in your Steelcase 401(k) account prior to the closing of the transaction with HNI.

7.	For U.S. Employees Only: What happens if I have a loan outstanding against my 401(k)?

If you have an outstanding loan from your Steelcase 401(k) plan, you will continue making scheduled payments through the date that the transaction with HNI closes. As noted in question 6, HNI and Steelcase are evaluating all the options with respect to the 401(k) and if HNI moves Steelcase on to their 401(k) plan, you will have an opportunity to transfer your loan in-kind so that you can continue to repay your loan after the transaction closes.

8.	Will my years of service with Steelcase be recognized at HNI?

Yes, HNI will recognize your years of service with Steelcase for purposes such as determining eligibility to participate in benefit plans, level of benefits and vesting, benefit accruals and determining future vacation accruals, and severance amounts to the same extent as such service was recognized with respect to any similar Steelcase benefit plan in which you participated immediately prior to the closing date of the transaction with HNI.

9.	What happens with my Steelcase restricted stock units (RSUs)?

For those who have Steelcase RSUs: If you have unvested Steelcase RSUs at the time of closing, they will be converted into a combination of HNI RSUs and a cash award (with interest) based on the same mix of cash and stock that shareholders will receive in connection with the transaction ($7.20 in cash and 0.2192 shares of HNI common stock). The converted awards will have the same terms and conditions as your original Steelcase RSUs, including vesting schedules and other key provisions.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for

HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8-K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”